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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person: Vaughn Nelson, 354 West Quail Nest, Farmington, UT 84025

2.   Issuer Name and Ticker or Trading Symbol: EZConnect, Inc. (EZCT)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 1/00

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title: N/A

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year):
(a) 1/10/00
(b) 1/15/00
3. Transaction Code:
(a)  J (1) See Explanation below
(b)  J (2) See Explanation below
4. Securities Acquired (A) or Disposed of (D)
(a):  D   2,300,000
(b):  D     100,000
5. Amount of Securities Beneficially Owned at End of Month:  2,825,000
6. Ownership Form:  Direct (D) or Indirect (I): (I)
      D     725,000
(a)   I   2,300,000 (1) See Explanation Below
(b)   I     100,000 (2) See Explanation Below

7. Nature of Indirect Beneficial Ownership:
(a)   Issuer's Stock Repurchase Plan
(b) Held of record by the Vaughn and Suzanne Nelson FLP, of which Mr. Nelson is the controlling principal.

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security: N/A

2. Conversion or Exercise Price of Derivative Security:  N/A

3. Transaction Date (Month/Day/Year): N/A

4. Transaction Code: N/A

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5. Number of Derivative Securities Acquired (A) or Disposed of (D): N/A

6. Date Exercisable and Expiration Date (Month/Day/Year): N/A

7. Title and Amount of Underlying Securities: N/A

8. Price of Derivative Security: N/A

9. Number of Derivative Securities Beneficially Owned at End of Month: 250,000

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):  N/A

11. Nature of Indirect Beneficial Ownership: N/A

Explanation of Responses:
(1) The shares are subject to repurchase by the Issuer at $1.00 per share pursuant to the Issuer's Stock Repurchase Plan (the Plan"), which expires January 10, 2002. The Issuer maintains voting rights for those shares subject to the Plan, unless otherwise transferred to third-parties in connection with option exercises under the Plan.
(2) Mr. Nelson transferred 100,000 shares beneficially held of record by Mr. Nelson to the Vaughn Nelson and Suzanne Nelson FLP, of which Mr. Nelson is the controlling principal.

Signature of Reporting Person:


________________________________
Vaughn Nelson

Date:     7/31/00